UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-24723

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MOD HOSPITALITY, INC.

Full Name of Registrant:

Former Name if Applicable

11710 Old Georgetown Road, Suite 808

Address of Principal Executive Office (Street and Number)

North Bethesda, MD 20852

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Due the departure of the Company’s Chief Financial Officer during the three month period ended June 30, 2009, the Registrant and its management were unable to obtain all the necessary interim consolidated financial information and to prepare the interim consolidated financial statements, the management's discussion and analysis and other such interim financial information pursuant to the requirements for Form 10-Q prior to the original filing date.

As a result of the Registrant’s inability to obtain all the necessary interim consolidated financial information and to prepare the Form 10-Q prior to its original filing date; SEC counsel was unable to complete the required legal information, and the independent registered accounting firm was unable to conduct their independent review of the interim financial information prior to the original filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this   notification:

FREDERIC RICHARDSON	(301)	230-9674
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒      No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOD HOSPITALITY, INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2009	By:	/s/ FREDERIC RICHARDSON FREDERIC RICHARDSON Chief Executive Officer Principal Executive Officer Principal Financial Officer